Filed by First Data Corporation

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Fiserv, Inc.

SEC File No.: 000-14948

Filer’s SEC File No.: 001-11073

Date: January 17, 2019

Dear [Employee First Name],

I wanted to take a moment to share some exciting news. Today, First Data announced that our Board of Directors has approved an agreement to combine with Fiserv, uniting two highly respected payments and financial technology leaders. As a combined company, we expect to transform the industry for our clients, partners and employees worldwide, resulting in significant value generation for all of our stakeholders, including you, our valued owner-associates.

This Combination Positions First Data for an Exciting Future

The payments industry is witnessing a radical pace of technological innovation that is disrupting the competitive landscape. The combination of First Data and Fiserv will create a company with an enhanced ability to offer clients a differentiated and highly innovative platform featuring the full value chain of payments – from card issuing and processing to payment acceptance and bill pay services – with expanded global reach and presence. The combination will also accelerate our ability to offer clients an enhanced set of digital capabilities and expertise, as well as create significant new integrated product distribution opportunities.

And, as our two companies integrate, we are committed to making strategic investments that will accelerate innovation and create exciting new opportunities for growth. With increased scale and financial flexibility, the combined company will be positioned to capitalize on future growth opportunities from the sales channels we drive, serving financial institutions, merchants, billers, small businesses and government entities across the globe.

On a personal note, I have long respected Fiserv’s expertise and innovation, and I am thrilled to work with Jeff Yabuki and his leadership team to bring our talented associates together as we embark on the next chapter for both companies. I am confident that this combination will enhance First Data’s future growth opportunities and lead to a bright future for all our employees.

What Happens Next? It’s Business As Usual

The transaction is expected to close in the second half of 2019, subject to shareholder and regulatory approval and customary closing obligations. During this period it is business as usual. Employee benefits, compensation and reporting lines will not change, and we will continue to operate as First Data, within the current company organizational structure and standard operating procedures.

It is critical during this time that we continue serving our clients and partners at the levels they have come to expect from us, without distraction. We will continue to meet our goals around the delivery of products, new business development, customer service and the wide range of client and employee initiatives with our typical complete focus.

Throughout this period, our Senior Leaders and I are committed to providing you with continued information related to any forthcoming integration plans as they become available. To that end, please look for an invitation to a special Town Hall to discuss the agreement with Fiserv in greater detail this afternoon. Additionally, the members of the Management Committee and I will also be visiting our primary work sites and hosting Town Halls to answer your questions in the coming days.

Until then, thank you for all that you have done and continue to do for this company and our industry.

Best,

Frank Bisignano

Chairman & Chief Executive Officer